SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D*

Under the Securities Exchange Act of 1934
(Amendment No. )*

FelCor Lodging Trust Incorporated
(Name of Issuer)

$1.95 Series A Cumulative Convertible Preferred Stock Depositary Shares representing 8% Series C Cumulative Redeemable Preferred Stock
(Title of Class of Securities)

31430F200
31430F507
(CUSIP Number)

Aaron Hood
Perella Weinberg Partners Capital Management LP
767 Fifth Avenue
New York, NY 10153
(212) 287-3305

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 3, 2010
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 13 Pages)

__________________________

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Nos. 31430F200, 31430F507	SCHEDULE 13D	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON PERELLA WEINBERG PARTNERS XERION MASTER FUND LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8
SHARED VOTING POWER
596,654 shares of $1.95 Series A Cumulative Convertible Preferred Stock (the “Series A Stock”)
839,283 depositary shares (the “Depositary Shares”), representing 8,393 shares of 8% Series C Cumulative Redeemable Preferred Stock (the “Series C Stock”)

	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 596,654 shares of Series A Stock 839,283 Depositary Shares, representing 8,393 shares of Series C Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 596,654 shares of Series A Stock 839,283 Depositary Shares, representing 8,393 shares of Series C Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%1
14	TYPE OF REPORTING PERSON (see instructions) OO

_____________________________
1.  The percentages used herein and in the rest of the Schedule 13D are calculated based upon an aggregate of 19,678,475 shares of Series A Stock and Depositary Shares currently outstanding, which consists of 12,880,475 shares of Series A Stock currently outstanding and 6,798,000 Depositary Shares representing 67,980 shares of Series C Stock currently outstanding, as reported in the Company's Preliminary Information Statement on Schedule 14C filed on July 26, 2010.

CUSIP Nos. 31430F200, 31430F507	SCHEDULE 13D	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON PERELLA WEINBERG PARTNERS XERION EQUITY LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS(see instructions) WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 596,654 shares of Series A Stock 839,283 Depositary Shares, representing 8,393 shares of Series C Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 596,654 shares of Series A Stock 839,283 Depositary Shares, representing 8,393 shares of Series C Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 596,654 shares of Series A Stock 839,283 Depositary Shares, representing 8,393 shares of Series C Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON* PN

CUSIP Nos. 31430F200, 31430F507	SCHEDULE 13D	Page 4 of 13 Pages

1	NAME OF REPORTING PERSON PERELLA WEINBERG XERION FUND GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 596,654 shares of Series A Stock 839,283 Depositary Shares, representing 8,393 shares of Series C Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 596,654 shares of Series A Stock 839,283 Depositary Shares, representing 8,393 shares of Series C Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 596,654 shares of Series A Stock 839,283 Depositary Shares, representing 8,393 shares of Series C Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP Nos. 31430F200, 31430F507	SCHEDULE 13D	Page 5 of 13 Pages

1	NAME OF REPORTING PERSON PERELLA WEINBERG PARTNERS CAPITAL MANAGEMENT LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 596,654 shares of Series A Stock 839,283 Depositary Shares, representing 8,393 shares of Series C Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 596,654 shares of Series A Stock 839,283 Depositary Shares, representing 8,393 shares of Series C Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 596,654 shares of Series A Stock 839,283 Depositary Shares, representing 8,393 shares of Series C Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON (see instructions) IA

CUSIP Nos. 31430F200, 31430F507	SCHEDULE 13D	Page 6 of 13 Pages

1	NAME OF REPORTING PERSON PERELLA WEINBERG PARTNERS CAPITAL MANAGEMENT GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 596,654 shares of Series A Stock 839,283 Depositary Shares, representing 8,393 shares of Series C Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 596,654 shares of Series A Stock 839,283 Depositary Shares, representing 8,393 shares of Series C Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 596,654 shares of Series A Stock 839,283 Depositary Shares, representing 8,393 shares of Series C Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 7.3%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP Nos. 31430F200, 31430F507	SCHEDULE 13D	Page 7 of 13 Pages

1	NAME OF REPORTING PERSON PERELLA WEINBERG PARTNERS GROUP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 596,654 shares of Series A Stock 839,283 Depositary Shares, representing 8,393 shares of Series C Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 596,654 shares of Series A Stock 839,283 Depositary Shares, representing 8,393 shares of Series C Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 596,654 shares of Series A Stock 839,283 Depositary Shares, representing 8,393 shares of Series C Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON (see instructions) HC

CUSIP Nos. 31430F200, 31430F507	SCHEDULE 13D	Page 8 of 13 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D relates to (the “Schedule 13D) relates to the $1.95 Series A Cumulative Convertible Preferred Stock (the “Series A Stock”) and depository shares (the “Depositary Shares”, and together with the Series A Stock, the “Shares”) representing the 8% Series C Cumulative Redeemable Preferred Stock (the “Series C Stock”, and together with the Series A Stock, the “Preferred Stock”), of FelCor Lodging Trust Incorporated, a Maryland corporation (the “Company”). The Company's principal executive offices are located at 545 E. John Carpenter Freeway, Suite 1300, Irving, Texas 75062.

Item 2.	IDENTITY AND BACKGROUND.

(a) This Schedule 13 D is being filed by Perella Weinberg Partners Xerion Master Fund Ltd., a Bermuda limited company (the "Master Fund"), with respect to the Shares directly held by it; (ii) Perella Weinberg Partners Xerion Equity LP, a Delaware limited partnership (the "Master Fund Manager"), which serves as the manager of the Master Fund, with respect to the Shares directly held by the Master Fund; (iii) Perella Weinberg Partners Xerion Fund GP LLC, a Delaware limited liability company (the "GP"), which serves as the general partner of the Master Fund Manager, with respect to the Shares directly held by the Master Fund; (iv) Perella Weinberg Partners Capital Management LP, a Delaware limited partnership (the "Investment Manager") that is registered with the Securities and Exchange Commission as an investment adviser, which indirectly serves as the investment adviser to the Master Fund and is also the managing member of the GP, with respect to the Shares directly held by the Master Fund; (v) Perella Weinberg Partners Capital Management GP LLC, a Delaware limited liability company ("PWPCMGP"), which serves as the general partner of the Investment Manager, which indirectly serves as the investment adviser to the Master Fund, with respect to the Shares directly held by the Master Fund; and (vi) Perella Weinberg Partners Group LP, a Delaware limited partnership ("Group"), which serves as the managing member of PWPCMGP, the general partner of the Investment Manager, which indirectly serves as the investment adviser to the Master Fund, with respect to the Shares directly held by the Master Fund.  The foregoing persons are hereinafter collectively referred to as the "Reporting Persons."  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act.  The Reporting Persons have executed a Joint Acquisition Statement, dated August 12, 2010, with respect to the joint filing of this Schedule 13D, and any amendment or amendments hereto, a copy of which is attached hereto as Exhibit 1.

The Master Fund Manager, as manager to the Master Fund, which directly holds the Shares to which this filing relates, has voting and dispositive authority over such Shares.  As such the Master Fund Manager may be deemed to be the beneficial owner of such Shares. The GP, as general partner to the Master Fund Manager, may be deemed to control such entity and therefore, may be deemed to be the beneficial owner of the Shares to which this filing relates.  The Investment Manager is the managing member of the GP.  As such, it may be deemed to control such entity and therefore may be deemed to be the beneficial owner of the Shares to which this filing relates.  PWPCMGP is the general partner of the Investment Manager.  As such, it may be deemed to control such entity and therefore, may be deemed to be the beneficial owner of the Shares to which this filing relates.  Group is the managing member of PWPCMGP.  As such, it may be deemed to control PWPCMGP and therefore, may be deemed to be the beneficial owner of the Shares to which this filing relates.

CUSIP Nos. 31430F200, 31430F507	SCHEDULE 13D	Page 9 of 13 Pages

Each of the Master Fund Manager, the GP, the Investment Manager, PWPCMGP and Group disclaims beneficial ownership of all of the Shares reported in this Schedule 13D.

(b) The address of the principal business office of each of the Reporting Persons except the Master Fund is 767 Fifth Avenue, New York, NY 10153.  The address of the principal business of the Master Fund is c/o Citco Fund Services (Bermuda) Limited, Washington Mall West, 7 Reid Street, Hamilton HM II Bermuda.

(c) The Master Fund is primarily engaged in the business of investing securities.  The principal business of the Master Fund Manager is to serve as manager to the Master Fund.  The GP is the general partner of the Master Fund Manager.  The Investment Manager indirectly serves as the investment adviser to the Master Fund and is also the managing member of the GP.  PWPCMGP is the general partner of the Investment Manager.  Group serves as the managing member of PWPCMGP.

(d) To the best of our knowledge, none of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) To the best of our knowledge, none of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Master Fund is a Bermuda exempted investment Fund company.  The Master Fund Manager, the Investment Manager and Group are limited partnerships organized under the laws of the State of Delaware.  The GP and PWPCMGP are limited liability companies organized under the laws of the State of Delaware.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Shares reported in this Schedule 13D were acquired on behalf of the Master Fund.  The aggregate purchase price for the 596,654 shares of Series A Stock was approximately $4,872,683 and the aggregate purchase price for the 839,283 Depositary Shares was approximately $6,087,388.  The Master Fund Manager, the GP, the Investment Manager, PWPCMGP and Group do not directly own any Shares.  The source of funds for the purchase the Shares reported in this Schedule 13D was the working capital of the Master Fund.

Item 4.	PURPOSE OF TRANSACTION.

The Reporting Persons acquired the Shares to which this Schedule 13D relates for investment purposes in the ordinary course of business, and not with the purpose nor with the effect of changing or influencing the control or management of the Company.

CUSIP Nos. 31430F200, 31430F507	SCHEDULE 13D	Page 10 of 13 Pages

The Company suspended dividends on the Preferred Stock in March 2009.  The dividend payment due on July 31, 2010, was the sixth dividend for which dividends on the Preferred Stock have not been paid.  According to the terms of the Preferred Stock, as a result of the foregoing failure to pay dividends on the Preferred Stock for six dividend periods, the holders of Preferred Stock are entitled to vote as a single class to elect two persons to serve as directors of the Company until the next annual meeting of stockholders of the Company; provided, however, that the term of such directors will terminate if all delinquent dividends, together with the dividends for the then current quarterly period, on the Preferred Stock are paid or declared or set aside for payment.  If any vacancy shall occur among the directors elected by the holders of the Preferred Stock, a successor shall be elected by the Board of Directors of the Company, upon the nomination of the then-remaining director elected by the holders of the Preferred Stock or the successor of such remaining director, to serve until the next annual meeting of the stockholders if such office shall not have previously terminated as provided above.  The Reporting Persons do not believe that this limited right deems the shares of Preferred Stock to be voting, equity securities subject to the reporting obligations under Section 13(d) of the Act.  Nevertheless, as a matter of taking a conservative position, the Reporting Persons have determined to voluntarily file this Schedule 13D and reserve the right to terminate such filing at any time in the future.  As holders of Preferred Stock, the Reporting Persons are considering their options, either alone or with other holders of Preferred Stock, with respect to such election of directors including, without limitation, proposing director nominees.  After discussions with management, the Reporting Persons remain supportive of the Company’s stated business objectives.  The Reporting Persons have requested the Company’s cooperation in reimbursing those holders of Preferred Stock that may propose director candidates for reasonable proxy and legal expenses, as well as paying customary director’s fees and expenses for such candidates.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons have not entered into any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of the Shares reported herein.  The Reporting Persons intend to review their investment in the Company on a continuing basis and may from time to time engage in discussions with management, the Board of Directors, other shareholders of the Company and other relevant parties, including representatives of any of the foregoing, concerning matters with respect to the Reporting Person’s investment in the Shares, including, without limitation, the business, operations, governance, management, strategy and future plans of the Company. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Company's financial position and strategic direction, actions taken by the Board of Directors, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate, including, without limitation, purchasing additional Shares or selling some or all of their Shares, engaging in hedging or similar transactions with respect to the Shares and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

CUSIP Nos. 31430F200, 31430F507	SCHEDULE 13D	Page 11 of 13 Pages

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

(a) As of the date hereof, the Reporting Persons may be deemed to beneficially own 596,654 shares of Series A Stock and 839,283 Depositary Shares representing 8,393 shares of Series C Stock, representing approximately 7.3% of the aggregate number of Shares outstanding as of the date hereof.  The percentages used herein and in the rest of the Schedule 13D are calculated based upon an aggregate of 19,678,475 shares of Series A Stock and Depositary Shares currently outstanding, which consists of 12,880,475 shares of Series A Stock currently outstanding and 6,798,000 Depositary Shares representing 67,980 shares of Series C Stock currently outstanding, as reported in the Company's Preliminary Information Statement on Schedule 14C filed on July 26, 2010.

The Series A Stock is convertible, in whole or in part, at any time, at the option of the holder, into a number of shares of common stock, par value $0.01 per share, of the Company (the “Common Stock”) obtained by dividing the aggregate liquidation preference (equal to $25.00 per share of Series A Stock), excluding any accrued but unpaid dividends, by a conversion price of $32.25 per share of Common Stock (equivalent to a conversion ratio of 0.7752 shares of Common Stock for each share of Series A Stock), subject to adjustment in accordance with the terms of the Series A Stock.

(b) The Reporting Persons have shared voting and dispositive power with respect to Shares.

(c) No transactions in the Shares were effected by the Reporting Persons during the sixty day period prior to the Date of Event that requires filing this statement on Schedule 13D.

(d) The shareholders of the Master Fund have the right to participate indirectly in the receipt of dividends from, or proceeds from the sale of, the Shares in accordance with their respective ownership interests.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than the Joint Acquisition Statement attached as Exhibit 1 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1: Joint Acquisition Statement as required by Rule 13d-1(k)(1) under the Act.

CUSIP No31430F200, 31430F507	SCHEDULE 13D	Page 12 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 12, 2010

PERELLA WEINBERG PARTNERS XERION MASTER FUND LTD.

/s/	Aaron Hood
Name:	Aaron Hood
Title:	Authorized Person

PERELLA WEINBERG PARTNERS XERION EQUITY LP

/s/	Aaron Hood
Name:	Aaron Hood
Title:	Authorized Person

PERELLA WEINBERG PARTNERS XERION FUND GP LLC

/s/	Aaron Hood
Name:	Aaron Hood
Title:	Authorized Person

PERELLA WEINBERG PARTNERS CAPITAL MANAGEMENT LP

/s/	Aaron Hood
Name:	Aaron Hood
Title:	Authorized Person

PERELLA WEINBERG PARTNERS CAPITAL MANAGEMENT GP LLC

/s/	Aaron Hood
Name:	Aaron Hood
Title:	Authorized Person

PERELLA WEINBERG PARTNERS GROUP LP

/s/	Aaron Hood
Name:	Aaron Hood
Title:	Authorized Person

CUSIP No31430F200, 31430F507	SCHEDULE 13D	Page 13 of 13 Pages

EXHIBIT 1

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  August 12, 2010

PERELLA WEINBERG PARTNERS XERION MASTER FUND LTD.

/s/	Aaron Hood
Name:	Aaron Hood
Title:	Authorized Person

PERELLA WEINBERG PARTNERS XERION EQUITY LP

/s/	Aaron Hood
Name:	Aaron Hood
Title:	Authorized Person

PERELLA WEINBERG PARTNERS XERION FUND GP LLC

/s/	Aaron Hood
Name:	Aaron Hood
Title:	Authorized Person

PERELLA WEINBERG PARTNERS CAPITAL MANAGEMENT LP

/s/	Aaron Hood
Name:	Aaron Hood
Title:	Authorized Person

PERELLA WEINBERG PARTNERS CAPITAL MANAGEMENT GP LLC

/s/	Aaron Hood
Name:	Aaron Hood
Title:	Authorized Person

PERELLA WEINBERG PARTNERS GROUP LP

/s/	Aaron Hood
Name:	Aaron Hood
Title:	Authorized Person